United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Vical Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title and Class of Securities)

925602104

(CUSIP Number)

November 19, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

( )	Rule 13d-1(b)
(x)	Rule 13d-1(c)
( )	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for the initial filing of a reporting person on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________________

1.  Names of Reporting Persons.

James R. Singer

2.  Check the Appropriate Box if a Member of a Group

(a)  ( )
(b)  ( )

3.  SEC Use Only ............................................................

4.  Citizenship or Place of Organization:  United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power:  2,034,000 Shares of Common Stock

6.  Shared Voting Power:  0

7.  Sole Dispositive Voting Power:  2,034,000 Shares of Common Stock

8.  Shared Dispositive Voting Power:  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,034,000 Shares of Common Stock

10.  Check if Aggregate Amount in Row (11) Excludes Certain Shares  ( )

Not applicable

11.  Percent of Class Represented by Amount in Row (9):  5.0%

12.  Type of Reporting Person:  IN

_____________________________________________________________________________

Item 1.

(a)  Name of Issuer:  Vical Incorporated

(b)  Address of Issuer Principal Executive Offices

10390 Pacific Center Court
San Diego, CA 92121

Item 2.

(a)  Name of Persons Filing:  James R. Singer

(b)  Address of Principal Business Office or, if none, Residence:

Residential Address:

4 Eutaw Place
Chocorua, NH 03817

(c)  Citizenship:  United States citizen

(d)  Title of Class of Securities:  Common Stock

(e)  CUSIP Number:  925602104

Item 3.

If this Statement is filed pursuant to 240.13d-1(b) or (c), check whether the person filing is a:

(a) a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
( )

(b)  a bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)  ( )

(c) an insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c) ( )

(d) an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8) ( )

(e)  an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)  (  )

(f) an employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F) ( )

(g) a parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) ( )

(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813) ( )

(i) a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3) ( )

(j)  a group, in accordance with 240.13d-1(b)(1)(ii)(J)  (  )

Not applicable

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:  2,034,000 Shares of Common Stock

(b) Percent of Class: 5.0% calculated based upon 40,352,000 shares of Common Stock issued and outstanding as of September 30, 2008, as set forth in Form 10-Q filed by the Company on November 7, 2008.

(c)  Number of Shares as to which the person has:

(i)  Sole power to vote or direct the vote:  2,034,000 Shares of Common Stock

(ii)  Shared power to vote or direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of: 2,034,000 Shares of Common Stock

(iv)  Shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent (5%) or Less of a Class

If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following ( )

Not applicable

Item 6.  Ownership of More than Five Percent (5%) on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.  Identification and Classification of the Members of the Group

Not applicable

Item 9.  Notice of Dissolution of the Group

Not applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

_____________________________________________________________________________

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	/s/ James R. Singer
By: ________________________
    James R. Singer

Dated:  November 21, 2008


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)